Exhibit 99.2

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding.

Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Selected Financial Data.

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected consolidated financial data for our company should be read in conjunction with the financial information, “Operating and Financial Review and Prospects” and other information provided elsewhere in this Form 6-K and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

The selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 6-K. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our audited consolidated financial statements not included in this Form 6-K.

Our consolidated financial statements included in this Form 6-K were prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”).

From our inception through January 1, 2018, our functional and presentation currency was the New Israeli Shekel, or NIS. Effective January 1, 2018, our functional and reporting currency is the U.S. dollar which is the primary currency of the economic environment in which we operate. Due to the change in our functional and reporting currency from the NIS to the U.S. dollar, effective January 1, 2018, the amounts for 2015 have been restated in U.S. dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2019.

	Year Ended December 31,
	2015	2016	2017	2018	2019
Consolidated Statements Of Operations Data:	(USD in thousands, except share and per share data)

Revenues	162	165	789	3,820	2,032
Operating expenses:
Research and development expenses, net	(3,904)	(6,115)	(5,106)	(6,075)	(10,976)
General and administrative expenses	(2,735)	(2,733)	(2,868)	(3,159)	(3,063)

Operating loss	(6,477)	(8,683)	(7,185)	(5,414)	(12,007)
Other income	-	-	769	-	-
Financial income (expense), net	1,365	1,702	1,603	(1,153)	(618)
Taxes on income	(5)	(29)	(29)	(4)	-
Net loss	(5,117)	(7,010)	(4,842)	(6,571)	(12,625)
Adjustments arising from translating financial statements from functional currency to presentation currency	(58)	119	636	-	-
Remeasurements loss from defined benefit plan	(99)	-	-	-	-
Comprehensive loss	(5,274)	(6,891)	(4,206)	(6,571)	(12,625)
Net loss per ordinary share	(0.22)	(0.25)	(0.14)	(0.17)	(0.14)
Number of ordinary shares used in computing loss per ordinary share	22,953,077	27,692,668	32,525,138	38,902,214	85,909,859

	As of December 31,
	2015	2016	2017	2018	2019
Consolidated Balance Sheet Data:	USD in thousands
Cash and cash equivalents	16,921	8,115	3,505	3,615	2,697
Other receivables and lease deposit	657	2,017	3,164	4,017	4,383
Short-term investment	-	-	-	273	64
long-term investments	-	-	917	-	-
Operating lease right of use assets	-	-	-	-	82
Other non-current receivables	-	-	-	-	912
Fixed assets	48	40	28	47	36
Total assets	17,626	10,172	7,614	7,952	8,174
Total liabilities	7,135	6,265	4,630	4,937	5,732
Total shareholders’ equity	10,491	3,907	2,984	3,015	2,442

Operating and Financial Review and Prospects

Overview

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and upon binding to the receptor initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease.

Our product candidates, CF101, CF102 and CF602, are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the world rheumatoid arthritis market size is predicted to generate revenues of $50.5 billion by 2025 and the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson for the treatment of (i) rheumatoid arthritis to Kwang Dong Pharmaceutical Co. Ltd., or KD, for South Korea, (ii) psoriasis and rheumatoid arthritis to Cipher Pharmaceuticals, or Cipher, for Canada, (iii) rheumatoid arthritis and psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iv) rheumatoid arthritis and psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), and (v) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo, for South Korea; and

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, and (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan).

On September 10, 2019, we entered into a collaboration agreement with Univo Pharmaceuticals, or Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 in two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO was appointed to our Board in December 2019. On February 17, 2020, we entered into an amendment to the collaboration agreement pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, we agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of $200,000 per indication. On February 27, 2020, Golan Bitton resigned from our board of directors, effective immediately.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis with an interim analysis expected to be released in the fourth quarter of 2020, (ii) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis with an interim analysis expected to be released in the fourth quarter of 2020, (iii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer, (iv) determining next steps following positive top-line results in Phase II trial of Namodenoson in the treatment of NASH, (v) investigating Piclidenoson for the treatment of coronavirus, (vi) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vii) co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2019, we had an accumulated deficit of approximately $110.3 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS and Kyongbo and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with Seikagaku Corporation, or SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2019, we had approximately $2.7 million of cash and cash equivalents. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS and Kyongbo, and our historic out-licensing agreement with SKK.

Under the Kwang Dong License Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong License Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for KD’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010. Under the terms of the Kwang Dong License Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. To date, we have received a total of $500,000 from KD in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report.

Under the Distribution and Supply Agreement with Cipher we received CAD 1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CAD 1 million upon the first approved indication for either psoriasis or rheumatoid arthritis, and (ii) CAD 1 million upon the second approved indication for either psoriasis or rheumatoid arthritis. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. To date, we have received a total of $1.3 million from Cipher in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $3,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of (a) the manufacturing cost plus 10% or (b) 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, comprising $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS, on obtaining orphan drug designation in South Korea See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

In January 2018, we entered into a Distribution and Supply Agreement with Gebro. The Distribution and Supply Agreement with Gebro provides that we are entitled to €1,500,000 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300,000 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300,000 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750,000 and €1,600,000 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300,000 and up to €4,025,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double digit percentage royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. To date, we have received a total of €2,100,000 from Gebro in upfront and milestone payments. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

In August 2018, we entered into a License, Collaboration and Distribution Agreement with CMS. Under the License, Collaboration and Distribution Agreement, we are entitled to $2,000,000 upon execution of the agreement plus milestone payments of up to $14,000,000 upon achieving certain regulatory milestones and payments of up to $58,500,000 upon achieving certain sales milestones. In addition, following regulatory approval, we shall be entitled to double-digit percentage royalties on net sales of Piclidenoson and Namodenoson in the licensed territories. To date, we have received a total of $2,000,000 from CMS Medical in upfront and milestone payments. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

In August 2019, we entered into a License and Distribution Agreement with Kyongbo. Under the terms of agreement, Kyongbo, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, made a total upfront payment of $750,000 to us, with additional payments of up to $3,250,000 upon achievement of certain milestones. We will also be entitled to a transfer price for delivering finished product to Kyongbo.

Under the terminated SKK license agreement we received an aggregate of approximately $8.5 million from SKK. See “Item 4. Information on the Company—B. Business—Out-Licensing and Distribution Agreements” of the Annual Report.

Certain payments we have received from SKK and KD have been subject to a 10% and 5% withholding tax in Japan and Korea, respectively, and certain payments we may receive in the future, if at all, may also be subject to the same withholding tax in Korea. Receipt of any milestone payment under our out-licensing agreements depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We expect our revenues for the next several years, if any, to be derived primarily from payments under our current out-license agreements and our public capital raising activities, as well as additional collaborations that we may enter into in the future with respect to our drug candidates.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected Near Term Milestone
Piclidenoson	ACRobat Phase III study in rheumatoid arthritis	Interim analysis expected to be released in the fourth quarter of 2020
	COMFORT Phase III study in psoriasis	Interim analysis expected to be released in the fourth quarter of 2020
	Being investigated for treatment of coronavirus	Submit an IND to evaluate Piclidenoson as potential addition to standard of care

Namodenoson	Phase III in HCC	Preparing to commence Phase III trial
	Phase II study in NASH	Completion of analysis of study data.

Cannabinoid-Based Pharmaceuticals	Co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR

We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2017, 2018 and 2019; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2017	2018	2019	Inception
Piclidenoson	1,894	2,987	7,348	33,710
Namodenoson	1,827	1,103	2,217	10,775
CF602	15	276	20	1,703

Other projects	-	-	201	1,930
Total gross direct project costs (1)	3,736	4,366	9,585	48,118

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2019, we have incurred research and development expenses of approximately $110.7 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, business development, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash and cash equivalents; bank fees and other transactional costs; expense or income resulting from fluctuations of the NIS and other currencies, in which a portion of our assets and liabilities are denominated, against the U.S. dollar (our functional currency).

Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Form 6-K. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Functional and Presentation Currency

From our inception through January 1, 2018, our functional and presentation currency was the NIS. Management conducted a review of our functional currency and decided to change our functional and presentation currency to the U.S. dollar from the NIS effective January 1, 2018. These changes were based on an assessment by our management that the U.S. dollar is the primary currency of the economic environment in which we operate.

In determining the appropriate functional currency to be used, we followed the guidance in Accounting Standard Codification, or ASC, 830, “Foreign Currency Matters”, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, we are incurring and expect to continue to incur a majority of its expenses in USD as a result of its expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of our available funds are in USD, our principal source of financing is the U.S. capital market, and all of our budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

At the date of change of functional currency, we also changed the presentation currency of these financial statements to the USD. This change was retrospectively implemented. In accordance with ASC 830, since our presentation currency was different than its functional currency, results and financial position were translated using the following principles: (i) all assets and liabilities were translated using the current exchange rates, (ii) equity accounts were translated using the historical rates, and (iii) income and expenses for each statement of comprehensive income or separate income statement presented were translated at exchange rates at the dates of the transactions.

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control. We fully consolidate into our financial statements the results of operations of companies that we control. Legal control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether we have legal control. In addition, we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

In evaluating the effective control on our investees we consider the following criteria to determine if effective control exists:

●	whether we hold a significant voting interest (but less than half the voting rights);

●	whether there is a wide diversity of public holdings of the remaining shares conferring voting rights;

●	whether in the past we had the majority of the voting power participating in the general meetings of shareholders and, therefore, have in fact had the right to nominate the majority of the board members;

●	the absence of a single entity that holds a significant portion of the investee’s shares;

●	our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management; and

●	whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

Entities we control are fully consolidated in our financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries.

Revenue Recognition

As of January 1, 2018, we applied adopted Topic 606 – “Revenue from Contracts with Customers”. We elected to apply the provisions of the standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

We generate revenues from distribution agreements. Such revenues comprise of upfront license fees, milestone payments and potential royalty payments.

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from contracts with strategic partners are recognized over time as we satisfy the performance obligations. We usually accept long-term upfront payment from its strategic partners. Contract liabilities for those upfront payments are recognized as revenue over time.

We identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive licensing to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

In several contracts components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end. Revenues from royalties are recognized as they accrue in accordance with the substance and terms of the relevant agreement.

In other contracts, we determined the license to the IP to be a functional IP that has significant standalone functionality. We are not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore, the license to the IP is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

We receive long-term advances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between the Company and its advances at contract inception, to take into consideration the significant financing component. Contract liabilities due to the upfront payments are recognized as revenue when we perform under the contract.

Share-based Compensation

We account for share-based compensation arrangements in accordance with the provisions of ASC 718, “Compensation - Stock Compensation”, or ASC 718, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss. The cost is recognized as compensation expense over the vesting period, based upon the grant-date fair value of the equity or liability instruments issued. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and forfeiture rate, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE. As our ordinary shares are publicly traded on the TASE, we do not need to estimate the fair value of our ordinary shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE although in the future may use the closing market price of our ADSs on the date of grant, as reported by the NYSE American.

If any of the assumptions used in the binomial option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the service are to be satisfied, ending on the date on which the relevant employees or other service providers become fully entitled to the award.

If we modify the conditions on which equity-instruments are granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), or ASC 842. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for us beginning January 1, 2019. We adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. We elected the package of practical expedients permitted under ASC 842, which also allowed the Company to carry forward historical lease classifications. We also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

As a result of the adoption of ASC 842 on January 1, 2019, we recorded both operating lease ROU assets and operating lease liabilities of $19,000. The adoption did not impact our beginning retained earnings, or prior year consolidated statements of comprehensive loss and statements of cash flows. Under ASC 842, we determine if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities.

These amounts include payments affected by the Consumer Price Index. As most of our leases do not provide an implicit rate, we, with the assistance of a third-party valuation firm, determined the incremental borrowing rate in determining the present value of lease payments. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Operating leases are included in operating lease ROU assets, current and non-current operating lease liabilities, on the Company’s consolidated balance sheets. See Note 12 of our audited consolidated financial statements included elsewhere in this Form 6-K for further information on leases.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU supersedes ASC 505-50, “Equity—Equity Based Payments to Non-Employees,” and expands the scope of ASC 718, “Compensation—Stock Compensation,” to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. We adopted this ASU on January 1, 2019. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendments in the update were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. We are currently assessing the impact of the guidance.

Recent Offerings

On January 24, 2017, we sold to certain institutional investors providing for the issuance of an aggregate of 166,667 ADSs in a registered direct offering at $30.00 per ADS resulting in gross proceeds of $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 83,333 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $33.75 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering our ADSs underlying the warrants. We paid an aggregate of $360,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 8,333 ADS on the same terms as the warrants except they have a term of five years.

On March 13, 2018, we sold to certain institutional investors providing for the issuance of an aggregate of 222,222 ADSs in a registered direct offering at $22.50 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 166,667 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $30.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering our ADSs underlying the warrants. We paid an aggregate of $350,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 11,111 ADS on the same terms as the warrants except they have a term of five years.

On January 18, 2019, we sold to a single institutional investor an aggregate 149,206 ADSs in a registered direct offering at $15.75 per ADS, resulting in gross proceeds of $2,350,000. In addition, we issued to the investor unregistered warrants to purchase 149,206 ADSs in a private placement. The warrants are immediately exercisable from the date of issuance for a period of five and a half years and have an exercise price of $19.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $191,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 7,460 ADS on the same terms as the warrants except they have a term of five years.

On April 4, 2019, we sold to certain institutional investors an aggregate 328,205 ADSs in a registered direct offering at $9.75 per ADS, resulting in gross proceeds of $3,200,001. In addition, we issued to the investors unregistered warrants to purchase 328,205 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $12.90 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $242,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 16,410 ADS on the same terms as the warrants except they have a term of five years.

On May 22, 2019, we sold to certain institutional investors an aggregate of 1,500,000 ADSs in a registered direct offering at $4.00 per ADS, resulting in gross proceeds of $6,000,000. In addition, we issued to the investors unregistered warrants to purchase an aggregate of 1,500,000 ADSs in a private placement. The warrants are immediately exercisable and will expire five and one-half years from issuance at an exercise price of $4.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $410,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 75,000 ADS on the same terms as the warrants except they have a term of five years.

On January 9, 2020, we entered into warrant exercise agreements, or the Exercise Agreements, with several accredited investors who are the holders, or the Holders, of warrants issued in September 2015, October 2015, March 2018, January 2019, and April 2019 or the Public Warrants, to purchase our ordinary shares, represented by ADS, pursuant to which the Holders agreed to exercise in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from $12.90 to $78.75 per ADS issued by us, at a reduced exercise price of $3.25 per ADS, resulting in gross proceeds of approximately $2.4 million. Closing occurred on January 13, 2020. Under the Exercise Agreements, we also issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

On February 12, 2020, we sold to certain institutional investors an aggregate of (i) 1,825,000 units, orUnits, each Unit consisting of one ADS, and one warrant to purchase one ADS, or the Warrant, at a price of $1.50 per Unit, and (ii) 1,508,334 pre-funded units, or the Pre-funded Units, each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS, or the Pre-funded Warrant, and one Warrant, at a price of $1.49 per Pre-funded Unit, in a public offering, resulting in gross proceeds of approximately $4,200,000. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and expire five years from the date of issuance. We paid an aggregate of $315,000 in placement agent fees and expenses and issued placement agent warrants to purchase 250,000 ADS on the same terms as the warrants except they have a term of five years and have an exercise price of $1.875.

Reconciliation of IFRS to U.S. GAAP

Our audited consolidated financial statements included in this Form 6-K are our first consolidated financial statements prepared in accordance with U.S. GAAP. The financial statements were presented in US GAAP from date of inception.

For all periods up to and including the year ended December 31, 2019, the Company prepared its financial statements in accordance with United States generally accepted accounting principles. An explanation of the principal adjustments made in representing its IFRS financial statements, in order to comply with U.S. GAAP, is provided below.

The following tables present a reconciliation of the consolidated balance sheet as of December 31, 2019 and 2018 of IFRS compared to U.S. GAAP:

		December 31, 2019
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,697	-	2,697
Other accounts receivables and prepaid expenses		4,383	-	4,383
Short-term investment		64	-	64

Total current assets		7,144	-	7,144

NON-CURRENT ASSETS:
Lease deposit		-	-	-
Other non-current receivables		912	-	912
Operating lease right of use assets	i	83	(1)	82
Property, plant and equipment, net		36	-	36

Total long-term assets		1,031	(1)	1,030

Total assets		8,175	(1)	8,174

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		2,156	-	2,156
Current maturity of operating lease liability		36	-	36
Deferred revenues		469	-	469
Other accounts payable		610	-	610

Total current liabilities		3,271	-	3,271

NON-CURRENT LIABILITIES:
Long - term operating lease liability		39	-	39
Warrants exercisable into shares	ii	1,566	(1,566)	-
Deferred revenues		2,422	-	2,422

Total Long-term liabilities		4,027	(1,566)	2,461

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:	iii
Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 120,652,683 shares as of December 31, 2019; 40,399,290 shares as of December 31, 2018		8,225	-	8,225
Additional paid-in capital		101,735	1,666	103,401
Accumulated other comprehensive income		1,127	-	1,127
Accumulated deficit		(110,210)	(101)	(110,311)

Total shareholders’ equity		877	1,565	2,442

Total liabilities and shareholders’ equity		$8,175	(1)	$8,174

		December 31, 2018
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		3,615	-	3,615
Other accounts receivables and prepaid expenses		4,015	-	4,015
Short-term investment		273	-	273

Total current assets		7,903	-	7,903

NON-CURRENT ASSETS:
Lease deposit		2	-	2
Other non-current receivables		-	-	-
Operating lease right of use assets		-	-	-
Property, plant and equipment, net		47	-	47

Total long-term assets		49	-	49

Total assets		7,952	-	7,952

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		1,071	-	1,071
Current maturity of operating lease liability		-	-	-
Deferred revenues		926	-	926
Other accounts payable		1,122	-	1,122

Total current liabilities		3,119	-	3,119

NON-CURRENT LIABILITIES:
Long - term operating lease liability		-	-	-
Warrants exercisable into shares		-	-	-
Deferred revenues		1,818	-	1,818

Total Long-term liabilities		1,818	-	1,818

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:	iii
Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 120,652,683 shares as of December 31, 2019; 40,399,290 shares as of December 31, 2018		2,635	-	2,635
Additional paid-in capital		99,876	(2,937)	96,939
Accumulated other comprehensive income		1,127	-	1,127
Accumulated deficit		(100,623)	2,937	(97,686)

Total shareholders’ equity		3,015	-	3,015

Total liabilities and shareholders’ equity		$7,952	-	$7,952

The following table presents a reconciliation of the consolidated statement of profit or loss for the years ended December 31, 2019, 2018 and 2017 of IFRS compared to U.S. GAAP:

		Year ended December 31, 2019
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Revenues		$2,032	$-	$2,032

Research and development expenses		(10,976)	-	(10,976)
General and administrative expenses	i	(3,059)	(4)	(3,063)

Operating loss		(12,003)	(4)	(12,007)

Other income		-	-	-

Total Financial income (expense), net	ii, iv	2,416	(3,034)	(618)

Loss before taxes on income		(9,587)	(3,038)	(12,625)
Taxes on income		-	-	-

Net loss		$(9,587)	$(3,038)	$(12,625)

Basic and diluted net loss per share		$(0.11)	$(0.03)	$(0.14)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		-	-	-

Total comprehensive loss		$(9,587)	$(3,038)	$(12,625)

Net loss Attributable to:
Equity holders of the Company		$(9,587)	$(3,038)	$(12,625)
Non-controlling interests		-		-

		(9,587)	(3,038)	(12,625)
Total comprehensive loss attributable to:
Equity holders of the Company		(9,587)	(3,038)	(12,625)
Non-controlling interests		-		-

		$(9,587)	$(3,038)	$(12,625)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		85,909,859	-	85,909,859

		Year ended December 31, 2018
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Revenues		$3,820	$-	$3,820

Research and development expenses		(6,075)	-	(6,075)
General and administrative expenses		(3,159)	-	(3,159)

Operating loss		(5,414)	-	(5,414)

Other income		-	-	-

Total Financial income (expense), net	iv	(1,153)	-	(1,153)

Loss before taxes on income		(6,567)	-	(6,567)
Taxes on income		(4)	-	(4)

Net loss		$(6,571)	$-	$(6,571)

Basic and diluted net loss per share		$(0.17)	$-	$(0.17)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		-	-	-

Total comprehensive loss		$(6,571)	$-	$(6,571)

Net loss Attributable to:
Equity holders of the Company		$(6,571)	$-	$(6,571)
Non-controlling interests		-		-

		(6,571)	-	(6,571)
Total comprehensive loss attributable to:
Equity holders of the Company		(6,571)	-	(6,571)
Non-controlling interests		-	-	-

		$(6,571)	$-	$(6,571)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		38,902,214	-	38,902,214

		Year ended December 31, 2017
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Revenues		$789	$-	$789

Research and development expenses		(5,106)	-	(5,106)
General and administrative expenses		(2,868)	-	(2,868)

Operating loss		(7,185)	-	(7,185)

Other income		769	-	769

Total Financial income (expense), net	ii, iv	12	1,591	1,603

Loss before taxes on income		(6,404)	1,591	(4,813)
Taxes on income		(29)	-	(29)

Net loss		$(6,433)	$1,591	$(4,842)

Basic and diluted net loss per share		$(0.19)	$0.05	$(0.14)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		636	-	636

Total comprehensive loss		$(5,797)	$1,591	$(4,206)

Net loss Attributable to:
Equity holders of the Company		$(6,339)	$1,591	$(4,748)
Non-controlling interests		(94)	-	(94)

		(6,433)	1,591	(4,842)
Total comprehensive loss attributable to:
Equity holders of the Company		(5,703)	1,591	(4,112)
Non-controlling interests		(94)	-	(94)

		$(5,797)	$1,591	$(4,206)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		32,525,138	-	32,525,138

Notes to the adjustments and reclassifications made in order to comply with U.S. GAAP:

i.	Operating lease right of use assets:

Under IFRS, we have recognized depreciation expense of operating lease right of use assets and interest expense on lease liabilities. Under U.S. GAAP we recognized a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. As a result, as of December 31, 2019, operating lease right of use assets has decreased by approximately $1,000,000, finance expenses decreased by approximately $3,000,000 and general and administrative expense increased by approximately $4,000,000 for the year ended December 31, 2019.

ii.	Warrants exercisable into shares:

Under IFRS, we recognized certain warrants as a liability due to cashless exercise mechanism and certain warrants as equity. Changes in fair value of warrants which were classified as liability from commitment date to each reporting date were recorded as financial income (expense) in our statement of comprehensive loss. Under U.S. GAAP, we recognized warrants as part of the shareholders equity. As a result, as of December 31, 2019, warrants exercisable into shares were classified under equity, finance income decrease by approximately $3,037,000 in the year ended December 31, 2019 and finance income increased by approximately $1,591,000 in the year ended December 31, 2017.

iii.	The following tables present reconciliation between the total equity attributable to our shareholders as reported under the IFRS as of December 31, 2019 and December 31, 2018 compared to the amounts reported in accordance with U.S. GAAP:

	Can-Fite Biopharma Ltd. Shareholders’ Equity
	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated		Non-controlling	Total
	Number	Amount	capital	Shared	Income	deficit	Total	interests	Equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS
Balance as of January 1, 2017		1,783	91,978	(970)	491	(87,363)	5,919	42	5,961
Transition to U.S. GAAP:

Warrants exercisable into shares		-	(3,400)	-	-	1,346	(2,054)	-	(2,054)

Balance as of January 1, 2017 in accordance with U.S. GAAP	28,156,728	$1,783	$88,578	$(970)	$491	$(86,017)	$3,865	$42	$3,907

	Can-Fite Biopharma Ltd. Shareholders’ Equity
	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated		Non-controlling	Total
	Number	Amount	capital	Shared	Income	deficit	Total	interests	Equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS
Balance as of December 31, 2017		2,123	95,466		1,127	(93,702)	5,014	-	5,014
Transition to U.S. GAAP:

Warrants exercisable into shares	-	-	(4,967)	-	-	2,937	(2,030)	-	(2,030)

Balance as of December 31, 2017 in accordance with U.S. GAAP	33,295,618	$2,123	$90,499	-	$1,127	$(90,765)	$2,984	-	$2,984

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS		2,635	99,876	1,127	(100,623)	3,015
Balance as of December 31, 2018
Transition to U.S. GAAP:

Warrants exercisable into shares	-	-	(2,937)	-	2,937	-

Balance as of December 31, 2018 in accordance with U.S. GAAP	40,399,290	$2,635	$96,939	$1,127	$(97,686)	$3,015

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS		8,225	101,735	1,127	(110,210)	877
Balance as of December 31, 2019
Transition to U.S. GAAP:

Warrants exercisable into shares	-	-	1,666	-	(100)	1,566
Operating lease right of use assets	-	-	-	-	(1)	(1)

Balance as of December 31, 2019 in accordance with U.S. GAAP	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

iv.	Certain reclassifications have been made to the consolidated statements of balance sheet. Such reclassifications affect the presentation of certain items in the consolidated statement of balance sheet, and have no impact on net loss or equity of the Company:

Finance expenses and income - In accordance with U.S. GAAP, financial income and expense were presented net in our consolidated statements of profit or loss (although presented separately in a note). Under the IFRS, the Company has separately classified financial income and expense in its consolidated financial statements.

Results of Operations

Comparison of the Year Ended December 31, 2019 to Year Ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were $2.0 million, a decrease of $1.8 million, or 47.3%, compared to $3.8 million for the year ended December 31, 2018. The decrease in revenue was mainly due to the recognition of $2 million advance payment received in August 2018 under the distribution agreement with CMS medical center.

Research and development expenses

Research and development expenses for the year ended December 31, 2019 were $10.9 million, an increase of $4.9 million, or 81.6%, compared to $6.0 million for the year ended December 31, 2018. Research and developments expenses for the year ended 2019 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2020 and beyond.

General and administrative expenses

General and administrative expenses were $3.0 million for the year ended December 31, 2019 a decrease of $0.1 million, or 3.1%, compared to $3.1 million for the year ended December 31, 2018. The decrease is primarily due to the decrease is primarily due to a decrease in investor relations expense and a decrease in salary and related expenses which was partly offset by an increase in insurance expenses. We expect that general and administrative expenses will remain at the same level through 2020.

Financial income, net

Financial expense, net for the year ended December 31, 2019 aggregated $0.6 million compared to $1.1 million for the year ended December 31, 2018. The decrease in financial expense, net was mainly due to decrease in a loss from short-term investment revaluation and decrease in net loss from exchange rate fluctuations.

Comparison of the Year Ended December 31, 2018 to Year Ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $3.8 million, an increase of $3.0 million, or 384%, compared to $0.8 million for the year ended December 31, 2017. The increase in revenue was mainly due to the recognition of a $2 million advance payment received in August 2018 under the Distribution Agreement with CMS Medical and from the recognition of a portion of the $2.2 million advance payment received in January 2018 under the Distribution and Supply Agreement with Gebro.

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were $6.0 million, an increase of $0.9 million, or 19%, compared to $5.1 million for the year ended December 31, 2017. Research and developments expenses for the year ended 2018 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2020 and beyond.

General and administrative expenses

General and administrative expenses were $3.1 million for the year ended December 31, 2018 an increase of $0.3 million, or 10%, compared to $2.8 million for the year ended December 31, 2017. The increase is primarily due to an increase in professional services and investor relations expenses. We expect that general and administrative expenses will remain at the same level through 2019.

Financial expenses, net

Financial expenses, net for the year ended December 31, 2018 aggregated $1.1 million compared to financial income, net of $1.6 million for the same period in 2017. The decrease in financial income, net was mainly due to net change in fair value warrants exercisable into shares and loss from long-term investment revaluation which were offset by a decrease in net loss from exchange rate fluctuations and a decrease in issuance expenses.

Comparison of the Year Ended December 31, 2017 to Year Ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $0.8 million, an increase of $0.6 million, or 300%, compared to $0.2 million for the year ended December 31, 2016. The revenues during 2017 were mainly due to recognition of a portion of the $0.2 million advance payment received in March 2015 under the Distribution and Supply Agreement with Cipher and from the recognition of the milestone payment of $0.5 million and a portion of the $0.1 million advance payment received in December 2016 under the Distribution Agreement with CKD.

Research and development expenses

Research and development expenses for the year ended December 31, 2017 were $5.1 million, a decrease of $1.0 million, or 16%, compared to $6.1 million for the year ended December 31, 2016. Research and developments expenses for the year ended 2017 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The decrease is primarily due to costs associated with CF602 expenses that decreased since the postponement of a planned IND submission for this indication and a decrease in costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer.

General and administrative expenses

General and administrative expenses were $2.8 million for the year ended December 31, 2017, an increase of $0.1 million, or 4.5%, compared to $2.7 million for the year ended December 31, 2016. The minor increase is primarily due to an increase in salary and related expenses.

Financial expenses, net

Financial income, net for the year ended December 31, 2017 aggregated $1.6 million compared to $1.7 million for the same period in 2016. The decrease in financial income, net was mainly due to an increase in financial expenses from exchange rate and increase in issuance expenses which were offset by an increase in financial income from fair value revaluation of warrants.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and the United States) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2019, we had approximately $2.7 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2020, we raised approximately $2.4 million from the exercise of warrants, in February 2020, we raised approximately $5 million in a follow-on public offering, and in March 2020, we received gross proceeds of approximately $1 million from the partial exercise of warrants from the February 2020 offering.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund. For information regarding the revenues and expenses associated with our licensing agreements, see “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”, “Item 4. Information on the Company—B. Business Overview—In-Licensing Agreements” and “Item 5. Operating and Financial Review and Prospects—Revenues” of the Annual Report.

Net cash used in operating activities was $10.8 million for the year ended December 31, 2019, compared with net cash used in operating activities of $4.1 million and $8.9 million for the years ended December 31, 2018 and 2017, respectively. The $6.7 million increase in the net cash used in operating activities during 2019, compared to 2018, was primarily the result of an increase in net loss of $6.1 million, decrease in deferred revenues of $1 million and decrease in other account payables of $0.6 million, which were offset increase in accounts receivable, prepaid expenses of $1.1 million. The $4.8 million decrease in the net cash used in operating activities during 2018, compared to 2017, was primarily the result of a changes in fair value of warrants liability exercisable into shares of $1.9 million, increase in accounts receivable, prepaid expenses of $2 million, increase in deferred revenues of $1.5 million which were offset by an increase in net loss of $1.7 million.

Net cash used in investing activities for the year ended December 31, 2019 was $0.25 million compared to net cash used in investing activities of $0.03 million for the years ended December 31, 2018 and December 31, 2017. The changes in cash flows from investing activities during 2019 is due to increase in other receivables of $0.25 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $10.1 million, compared to $4.4 million for the year ended December 31, 2018 and $4.5 million for the year ended December 31, 2017. The increase in net cash provided by financing activities during 2019 compared to 2018 was due to increase in issuance of shares and warrants, net of issuance expenses. In January 2017, we raised gross proceeds of $5.0 million in a registered direct offering, and in March 2018, we raised gross proceeds of approximately $5 million in a registered direct offering, and in January, April and May 2019, we raised gross proceeds of approximate $10.1 million in registered direct offerings.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the end of the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the coronavirus outbreak.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.